

Mail Stop 3030

December 1, 2017

Via E-mail
Wilhelmus Groenhuysen
Chief Financial Officer
Le Masurier House
La Rue Le Masurier
St. Helier, Jersey JE2 4YE

> **Re:** **NovoCure Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2017**
> **Filed October 26, 2017**
> **File No. 1-37565**

Dear Mr. Groenhuysen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Exhibits 31.1 and 31.2

1. We note the certifications provided do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows for these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 16

2.   We note your disclosure that the non-GAAP measure operating expenses net of non-cash expenses is useful because it shows your operating expenses without the impact of non-cash items. Please expand your disclosure to provide more specific insight into the reasons that you believe this measure is useful to investors and to clearly explain how investors should use the measure pursuant to Item 10(e)(1)(i)(C) of Regulation S-K. Also revise your disclosure to describe the additional purposes, if any, for which management uses this measure. Refer to Item 10(e)(1)(i)(D) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Kevin J. Kuhar

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery